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                                                                      EXHIBIT 12

                      ROSE HILLS COMPANY AND SUBSIDIARIES

                       RATIO OF EARNINGS TO FIXED CHARGES
                    (MILLIONS OF DOLLARS EXCEPT FOR RATIOS)

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
                                   PREDECESSOR
                                    PROFORMA    COMPANY               YEARS ENDED
                                     PERIOD      PERIOD               DECEMBER 31,
                            YEAR   FROM JAN. 1 FROM NOV.              (PREDECESSOR
                           ENDED     THROUGH   19 THROUGH              PROFORMA)
                          DECEMBER  NOV. 18,    DEC. 31,     1996    ----------------
                          31, 1997    1996        1996    (PROFORMA) 1995  1994  1993
                          -------- ----------- ---------- ---------- ----  ----  ----
Earnings:
 Income (Loss) before
  income taxes..........    (1.7)      1.7        (0.5)       1.2     4.5   3.6   1.0
Add: Fixed charges,
 net....................    16.5       1.5         2.0        3.6     2.6   2.2   2.2
                            ----      ----        ----       ----    ----  ----  ----
 Income (Loss) before
  income taxes and fixed
  charges, net..........    14.8       3.2         1.5        4.8     7.1   5.8   3.2
Fixed Charges: Total in-
 terest expense.........    16.5       1.5         2.0        3.6     2.6   2.2   2.2
 Interest factor in
  rents.................     0.0       0.0         0.0        0.0     0.0   0.0   0.0
                            ----      ----        ----       ----    ----  ----  ----
  Total fixed charges...    16.5       1.5         2.0        3.6     2.6   2.2   2.2
Ratio of earnings to
 fixed charges..........    0.90      2.13        0.75       1.33    2.73  2.64  1.45
Coverage Deficiency (Ex-
 cess)..................     1.7      (1.7)        0.5       (1.2)   (4.5) (3.6) (1.0)
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